+852 2533 3300 davispolk.com	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong
Resident Hong Kong Partners

Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke* Martin Rogers †	Patrick S. Sinclair* Miranda So* James Wadham† Jia Xu†

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

July 12, 2021

Re:	Atour Lifestyle Holdings Limited Amendment No. 1 to Registration Statement on Form F-1 Filed June 24, 2021 CIK No. 0001853717

Mr. Frank Knapp

Mr. Robert Telewicz

Mr. Ronald (Ron) E. Alper

Ms. Brigitte Lippmann

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Frank Knapp, Mr. Robert Telewicz, Mr. Ronald (Ron) E. Alper and Ms. Brigitte Lippmann:

On behalf of Atour Lifestyle Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 6, 2021 on the Company’s amendment no.1 to the registration statement on Form F-1 filed on June 24, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filling its amendment no. 2 to the Registration Statement on Form F-1 (the “Registration Statement Amendment No. 2”) and certain exhibit via EDGAR to the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company has responded to all of the Staff’s comments. The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. We have included page numbers to refer to the location in the Registration Statement Amendment No. 2 where the disclosure addressing a particular comment appears.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

*            *            *            *

Amendment No. 1 to Registration Statement on Form F-1

General

1.	We note that Gaoling Fund, L.P. and YHG Investment, L.P. have expressed an interest to purchase approximately 40% of the shares in the offering and that the underwriters could determine to sell more ADSs to these potential purchasers. So that investors will be able to determine the minimum amount of your shares that will enter the public market through sales to the public, as opposed to these investors, please disclose any ceiling on the amount that may be purchased by Gaoling Fund, L.P. and YHG Investment, L.P.

Please also add risk factor disclosure regarding any potential material impact on the public investors, such as effect on liquidity. Also disclose whether the securities held by such potential purchasers would be subject to any lock-up provisions.

In response to the Staff’s comments, the Company has revised the disclosure on the cover page, pages 11, 13, 62, 214 and 223 of the Registration Statement Amendment No. 2.

Cover Page

2.	Please provide the full name of Hillhouse, which you state is affiliated with Gaoling Fund, L.P. and YHG Investment, L.P.

In response to the Staff’s comments, the Company has revised the disclosure on the cover page, pages 11, 13, 62, 214 and 223 of the Registration Statement Amendment No. 2.

Prospectus Summary

Our Corporate History and Structure

Our Corporate Structure, page 5

3.	Please reconcile the share ownership percentages in footnote 1 with the percentages disclosed under the section “Implication of Being a Controlled Company” on page 8 and elsewhere as appropriate.

In response to the Staff’s comments, the Company has revised the disclosure on pages 5 and 88 of the Registration Statement Amendment No. 2.

Corporate History and Structure, page 81

July 12, 2021	2

4.	We have considered your response to our prior comment 2. Please address the following with respect to your response:

In response to the Staff’s comments, the Company would like to first provide a summary description of each of the relevant transactions that had occurred during the Restructuring. As submitted in our previous responses dated May 13, June 8 and June 24, 2021, some of these transactions are not considered to be an integral part of the Restructuring, but were undertaken in the intervening period during which the Restructuring was effected. These other transactions were undertaken or consummated for commercial or other practical reasons unrelated to the objective of the Restructuring and therefore are not considered to be a part of the Restructuring for accounting purposes.

Purpose and arrangements of the Restructuring

The sole purpose of the restructuring is to establish an offshore shareholding structure to facilitate this offering, which is a common practice for all Chinese companies seeking a listing on an overseas stock exchange. In its simplest form and absent any regulatory or other practical constraints, such a corporate restructuring would have been achieved as a share-for-share exchange with all equity holders of Atour Shanghai exchanging their PRC equity interests for the equivalent number of shares of Atour Lifestyle. As previously submitted, however, such a simple share-for-share exchange was not feasible for certain equity holders due to PRC foreign exchange regulatory requirements (which were administrative in nature). Notwithstanding the multiple steps undertaken to achieve this share exchange in compliance with the PRC regulatory requirements, the ultimate objective of the Restructuring remains to be retaining the same ownership structure of the Group before and after the Restructuring, and they were conducted as an integrated set of transactions. The Restructuring was never intended to result in a substantive change in the ownership structure and therefore the Company believes its accounting for such as a reverse recapitalization of Atour Shanghai would produce the best and most meaningful presentation of the financial statements of the combined entity.

Pursuant to the reorganization framework agreement entered into amongst the relevant parties in February 2021, various steps had been undertaken to effect the Restructuring and to achieve the objective of replacing the equity interests beneficially held by the equity holders of Atour Shanghai with the equity shares of Atour Lifestyle on a one-to-one basis. The Company respectfully advises the Staff that, notwithstanding the legal form of the steps required to achieve the objective of the share-for-share exchanges, all relevant equity holders of Atour Shanghai agreed that the overarching principle was that the economic interests and rights of the respective equity holders, including their preference rights where applicable, would not be affected by the legal or regulatory procedures involved in the Restructuring.

As disclosed on page 85 of the Registration Statement Amendment No. 2, the share exchange steps were initiated in February 2021 and fully completed in May 2021. During the intervening period, several transactions also occurred which are further described below. The Company has determined that these other transactions are primarily the results of separate events and circumstances and therefore would not affect the accounting of the Restructuring as a reverse recapitalization. That is, the separate transactions should be accounted for separately because they are not part of the integrated set of activities constituting the Restructuring and serve distinct purposes independent of the Restructuring.

July 12, 2021	3

Nature and description of certain other equity transactions that are not integral part of the Restructuring

Adoption of a dual-class voting structure in furtherance of the IPO

In preparation for the public offering, the Company adopted a standard dual-class voting structure in furtherance of the IPO to allow the founder, Mr. Wang, to have a majority voting right in the public company. As explained above, the Restructuring is a required procedure to allow for the listing of a PRC company on an overseas stock exchange, with or without a dual-class voting structure. Therefore, the adoption of dual voting structure is not in itself related to the Restructuring and was not a condition to or carried out as part of the Restructuring. Rather than issuing Class A shares to the offshore affiliate of Mr. Wang and then re-designating those Class A shares to Class B shares upon the consummation of the IPO, the shareholders agreed that Class B shares would be directly issued by Atour Lifestyle instead subject to restrictions on the voting rights of Mr. Wang during the interim period before the IPO. This was agreed by the shareholders largely for administrative convenience and in furtherance of the IPO, which was deemed imminent when the Class B shares were issued by Atour Lifestyle. The restrictions imposed on Mr. Wang’s control over the Company are described in the Company’s previous response dated June 24, 2021 and as further explained below.

Based on these facts and circumstances, the Company has determined that the high-vote Class B ordinary shares issued are intended such that Mr. Wang’s control of the Company is contingent on the IPO, which is not certain to happen. The Company further determined that the adoption of the dual-class voting structure is not part of the integrated set of activities constituting the Restructuring and that no change of control has occurred.

The Company also notes that conveyances of dual-class voting rights to founders as part of an IPO has become a common practice in recent listings and can identify a number of examples of this for the Staff if requested. In such examples, the common accounting practice is to not treat those changes as new basis events. Because these rights only take permanent effect if and when there is an IPO (and are significantly constrained prior to an IPO), the Company believes that they should be viewed as distinct from the Restructuring and accounted for as an independent change in the voting rights structure in the same way as other IPOs that make such changes upon an IPO.

Termination of the preference rights of certain shareholders in April 2021

The equity holders of Atour Shanghai agreed in February 2021 that the preference rights of certain equity holders would be terminated upon the Company’s submission of the Draft Registration Statement. Separate from the Restructuring, the early termination of the preference rights upon the submission of the Draft Registration Statement rather than the consummation of the IPO was a commercial decision reached among the shareholders who believed that the first confidential submission marked an important milestone that indicated the IPO had become imminent and therefore agreed to terminate such preference rights to conform the corporate governance structure of the Company in line with that of a public company.

July 12, 2021	4

The termination of the preference rights was a commercial decision and subject to separate negotiation among the shareholders. The Restructuring, which was intended to achieve the objective of a share-for-share exchange, is a required procedure for the listing of the Company’s shares on an overseas stock exchange and was not undertaken to facilitate the termination of the preference rights. In other words, the termination of the preference rights could have occurred regardless of whether the Restructuring had been completed. As the preference rights existed in historical periods, it would not be appropriate to retrospectively present this change.

Share repurchase in May 2021

As described in the response to previous comments, one equity holder surrendered its equity interests in Atour Shanghai for cash consideration in May 2021. The exit of a minority shareholder (approximately 2% ownership in Atour Shanghai), particularly for those with such a small holding can happen at any time and was not contemplated as a part of the Restructuring.

Distribution to shareholders in May 2021

The cash distribution to certain shareholders occurred after the Restructuring was completed. The transaction did not affect the ordinary shares issued by Atour Lifestyle to effect the Restructuring.

Certain transfers of ordinary shares among several shareholders after the Restructuring

After each of Mr. Chen, Mr. Rui and External Investors 3 – 5 received, through their respective affiliates, the same number of Class A ordinary shares in Atour Lifestyle as the equity interests each of them previously held in Atour Shanghai, External Investors 3 – 5 purchased from Mr. Chen and Mr. Rui an aggregate of 24,000,000 Class A ordinary shares in secondary share purchase transactions separately negotiated at arm’s length. Specifically, External Investor 3 purchased an aggregated of 15,495,818 Class A ordinary shares from Engine Holding Limited and Li Real Limited for a consideration of RMB12 per share; External Investor 4 purchased an aggregate of 7,576,815 Class A ordinary shares from Engine Holding Limited and Li Real Limited for a consideration of RMB12 per share; and External Investor 5 purchased an aggregate of 927,367 Class A ordinary shares from Engine Holding Limited and Li Real Limited for a consideration of RMB12 per share. The transfers of ordinary shares were made based on commercial decisions reached among these shareholders and negotiated in arm’s length transaction after each of the aforementioned shareholders received their respective Class A ordinary shares in Atour Lifestyle. Therefore, the Company deems such transactions to be separate from the Restructuring.

With the background information above, the Company would like to address the specific comments of the Staff as follows:

July 12, 2021	5

•	Please provide us with a detailed analysis of voting rights held by each owner of Atour Shanghai prior to the restructuring, and each owner of Atour Lifestyle after the restructuring (both before and after the IPO). Your analysis should include a discussion of the matters which are decided by a simple majority vote both pre and post restructuring, and those matters that are decided by any matter other than a simple majority vote (and the manner in which those decisions are made).

The voting rights held by each owners of Atour Shanghai prior to the restructuring, and each owner of Atour Lifestyle after the restructuring (both before and after the IPO) are summarized below:

Equity Holders		Before Restructuring		After Restructuring
Legal Owner	Beneficial Owner	Amount of equity interest beneficially owned in Atour Shanghai	Effective voting right in Atour Shanghai	Number of shares held in Atour Lifestyle (1)	Voting right in Atour Lifestyle (Without effect of dual-class voting structure before the IPO (1) (2))	Voting right in Atour Lifestyle (With effect of dual-class voting structure after the IPO (1)(2))
Management SPVs 1-4	Mr. Wang (affiliate of Sea Pearl Worldwide Holding Limited) (3)(4)	75,616,580	166,310,400 votes (41.6%) (3)	75,616,580	142,093,440 votes (37.7%) (4)	805,221,693 votes (77.3%)
			consisting of:		consisting of:	consisting of:
			· 75,616,580 votes represented by the equity interest held by Mr. Wang		· 75,616,580 votes represented by ordinary shares held by Mr. Wang	· 738,744,833 votes, represented by 75,616,580 shares held by Mr. Wang, consisting of 73,680,917 Class B ordinary shares (on a 1:10 voting ratio) and 1,935,663 Class A ordinary shares (on a 1:1 voting ratio);

			· 90,693,820 votes, represented by equity interests held by the minority equity holders of Management SPVs 1 – 4 (3)		· 66,476,860 votes, represented by the voting rights certain shareholders delegate to Sea Pearl Worldwide Holding Limited (4)	· 66,476,860 votes, on a 1:1 voting ratio, represented by the voting rights certain shareholders delegate to Sea Pearl Worldwide Holding Limited (4)

	Mr. Rui (affiliate of Engine Holdings Limited) (3)(4)	35,691,412	—	35,691,412	—	—
	Mr. Chen (affiliate of Li Real Limited) (3)(4)	14,926,416	—	14,926,416	—	—
	Group of 13 natural person investors (affiliates of six offshore entities) (3)(4)	15,859,032	—	15,859,032	—	—
	Exiting shareholder (3)(5)	8,822,664	—	N/A	N/A	N/A
	ESOP (3)(6)	14,206,882	—	N/A	N/A	N/A
	Minority individual investor (affiliate of External Investor 1) (3)(7)	1,187,414	—	20,673,814	20,673,814 votes (5.5%)	20,673,814 votes (2.0%), on a 1:1 voting ratio, represented by 20,673,814 Class A ordinary shares
External Investor 1		19,486,400	19,486,400 votes (4.9%)
External Investor 2		60,912,400	60,912,400 votes (15.2%)	60,912,400	60,912,400 votes (16.2%)	60,912,400 votes (5.9%), on a 1:1 voting ratio, represented by 60,912,400 Class A ordinary shares
External Investor 3		98,973,600	98,973,600 votes (24.7%)	98,973,600	98,973,600 votes (26.2%)	98,973,600 votes (9.5%), on a 1:1 voting ratio, represented by 98,973,600 Class A ordinary shares
External Investor 4		48,394,000	48,394,000 votes (12.1%)	48,394,000	48,394,000 votes (12.9%)	48,394,000 votes (4.7%), on a 1:1 voting ratio, represented by 48,394,000 Class A ordinary shares
External Investor 5		5,923,200	5,923,200 votes (1.5%)	5,923,200	5,923,200 votes (1.5%)	5,923,200 votes (0.6%), on a 1:1 voting ratio, represented by 5,923,200 Class A ordinary shares

July 12, 2021	6

Notes:
(1) To show the equity interests and voting rights of the owners immediately before and after the Restructuring, certain transfers of ordinary shares among several shareholders (not including Mr. Wang) after the Restructuring and the expected dilution effect of this offering are excluded from this table.
(2) Despite the high-vote Class B ordinary shares issued to Mr. Wang, prior to the consummation of this offering, Mr. Wang’s ability to exercise the high-voting power of his Class B ordinary shares is restricted until the consummation of the IPO.
(3) Before the Restructuring, Mr. Wang held a controlling interest in each of Management SPVs 1 – 4. For purposes of presenting his voting right in Atour Shanghai, the entire voting rights held by Management SPVs 1 – 4 are attributable to Mr. Wang. Consequently, the minority equity holders of Management SPVs 1-4, who held an aggregate amount of 90,693,820 equity interests in Atour Shanghai, are deemed to have no voting right in Atour Shanghai.
(4) Each of Mr. Chen, Mr. Rui and the 13 natural person investors did not have any voting right in Atour Shanghai before the Restructuring by virtual of Mr. Wang being the controlling person of such Management SPVs. Consequently, their offshore affiliates (namely, Engine Holdings Limited, Li Real Limited, Xing Duo Technology Investment Limited, Vsixty Limited, Every Fair Limited, Rui Duo Investment Limited, Fortune River Limited and East Way Holding Limited) had delegated the voting right of an aggregate of 66,476,860 ordinary shares to Mr. Wang after the Restructuring to reflect the pre-Restructuring voting rights of such parties.
(5) Represented by 8,822,664 equity interests beneficially owned by a minority shareholder indirectly through Management SPV 2, which were disposed of by such shareholder to the Company. The exit of this minority shareholder is not considered to be a part of the Restructuring for accounting purposes but is presented in the table for completeness.
(6) Represented by 14,206,882 share options previously held by Management SPVs 3 – 4 pursuant to the 2017 PRC Incentive Plan prior to the Restructuring, which were cancelled in exchange for the same number of share options granted under the Company’s Public Company Plan in preparation for the IPO (after adjusting for the share options returned by an employee who resigned before the Restructuring).

(7) Represented by 1,187,414 equity interests beneficially owned by a natural person investor through Management SPV 4 prior to the Restructuring. After the Restructuring, the same number of ordinary shares were held by External Investor 1, which is controlled by the same natural person.

July 12, 2021	7

The matters subject to the shareholders’ vote in accordance with the respective article of associate and the shareholder agreements before and after the Restructuring are summarized below. The Company respectfully advises the Staff that Atour Shanghai is incorporated in PRC and the corporate governance matters (including the matters subject to the shareholders vote) are subject to the PRC Company Law, and Atour Lifestyle is incorporated in Cayman and it corporate governance matters are subject to the Cayman Law.

	Simple Majority of all shareholders	2/3 of all shareholders	Simple majority of External Investors 2-5
Prior to the Restructuring (Atour Shanghai)

(1)    The report submitted by board of directors and board of supervisors

(2)    The appointment and the remuneration package of board of directors and board of supervisors

(3)    The declaration of dividend and deficit covering plan

(4)    The annual report

(5)    Other matters except for matters requiring 2/3 of shareholders’ approval as described in laws, regulation or the article of association

(1)    The addition and reduction of share capital

(2)    The issuance of bonds, including convertible bonds

(3)    The merge, split or liquidation of Atour Shanghai

(4)    The amendment of the associate of articles

(5)    The employee stock ownership plan

(6)    Any repurchase of shares of Atour Shanghai and its subsidiaries

(7)    Any changes in the shareholding structure

(8)    The financing of Atour Shanghai and its subsidiaries, or lending to a third party

(9)    The sale, transfer or disposal of more than 50% of the assets of Atour Shanghai and its subsidiaries, or the transfer or authorization of the main technology or intellectual property rights to a third party

(10)   Sale, transfer, pledge, disposal of or other encumbrances on the shares of Atour Shanghai’s subsidiaries

(11)   Approval of annual budget and business investment plan

(12)    Appointment and compensation of executive officers (except CEO)

(13)   Appointment or removal of the auditor

(14)      Amendment of financing agreements which could lead to material adverse effect

(1)    Any amendments and changes on the rights and economic interests of external investors under the Associate of Article and Shareholders Agreement

(2)    Any act that cancels or modifies the rights and economic interests of external investors, or acts that have a significant adverse impact on the external investors

(3)    Liquidation, dissolution, reorganization or other arrangements for Atour Shanghai and its subsidiaries according to laws related to bankruptcy, liquidation and debt restructuring

July 12, 2021	8

	Simple Majority of all shareholders	2/3 of all shareholders	2/3 of External Investors 2-5 (until the completion of the IPO):
After the Restructuring (Atour Lifestyle)

(1)    Increase of share capital with such rights, priorities and privileges annexed thereto.

(2)    Consolidation and division of the Company’s share capital into shares of larger amount than its existing shares.

(3)    Conversion of all or any of its paid-up shares into stock, and reconvert that stock into paid-up shares of any denomination.

(4)    Division of the whole or any part of its share capital into shares of smaller amount than is fixed by the Memorandum or into shares without par value by subdivision of its existing shares or any of them.

(5)    Cancellation of any shares that at the date of the passing of the ordinary resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

(6)    Removal of director from office.

(7)    Determination of the maximum and minimum number of directors to be appointed.

(1)    Issuance of redeemable shares.

(2)    Variation of all or any of the rights attached to any class of shares (special resolution at a general meeting of the holders of that class is required).

(3)    Change of the Company’s name.

(4)    Alteration of or addition to the Articles.

(5)    Alteration of or addition to the Memorandum with respect to any objects, powers or other matters specified therein.

(6)    Reduction of the Company’s share capital or any capital redemption reserve fund.

(7)    Matters in connection with the Company’s liquidation.

(8)    Registration by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and deregistration in the Cayman Islands

(1)    Amendment of the memorandum and articles of the Company;

(2)    Appointment or removal of the auditor of the Company;

(3)    Any sale, transfer, pledge or other disposal of the Equity Securities of the Company held by the Founder Holdcos to any third party;

(4)    Any sale, transfer or disposal of more than 50% of the assets of the Group Companies to any third party or any transfer or license to third party(ies) of major technology or intellectual property of the Group Companies, outside the ordinary course of business of any Group Company;

(5)    Any repurchase or redemption of any Equity Security of the Company;

(6)    Any declaration of dividend by the Company;

(7)    Adoption of new ESOP of the Company;

(8)    Approval of the remuneration package for any member of the senior management of any Group Company at or above the level of vice president;

(9)    Incurrence of any Lien on the Equity Securities of any Group Company, to the extend such Lien is major and material to the business and operation of the Group Companies, and outside of the annual budget;

(10)            Investment by any Group Company in any other Person in excess of (A) RMB1,000,000 in any field not in the principal business of the Group Companies, or (B) RMB20,000,000 in any field in the principal business of the Group Companies; and

(11)            Major related transaction of the Company in excess of RMB1,000,000.

The Company considers the voting rights and the matters subject to the shareholders’ vote before and after the Restructuring to assess if there was any substantive change in voting power of the respective shareholders which results in change in control.

As described in the section titled “Adoption of a dual-class voting structure in furtherance of the IPO” above, the requirement to obtain for written consent from 2/3 of External Investors 2-5 on certain reserved matters was put in place to restrict the voting rights of Mr. Wang during the interim period until the effectiveness of the IPO. The Company and its shareholders are of the view that these reserved matters include the most relevant activities relating to the Company’s significant financial and operational matters that are reasonably possible to occur during the interim period until the effectiveness of the IPO.

July 12, 2021	9

The Company’s principal business is to develop and operate lifestyle brands around hotel offering in China. The most significant business decision is the hotel brand portfolio upgrade, including introduction of new hotel brands and pivot of the Company’s brand development strategy. The decision on the development of new leased hotels is the most critical decision to execute the Company’s brand development strategy, which involves more uncertainties and higher risk exposure to Company and its shareholders and requires comprehensive evaluation and assessment by the Company’s shareholders, as compared to the other businesses activities, including management of existing hotels and development of new manachised hotels. The detailed investment plan on a new leased hotel including location, capital expenditure and format are subject to further approval by 2/3 of all shareholders. Development of a new leased hotel requires a capital expenditure of approximately RMB25 million on average based on the historical experiences from 2018 and is significant to the Company’s business operation. The specific inclusion of item#10 as a reserved matter is intended to retain the equivalent voting decision on the business investment plan of Atour Shanghai, which is subject to the approval of 2/3 of all shareholders.

The 2021 annual budget and operation plan of Atour Shanghai was approved by the shareholders at the beginning of 2021, which was prior to the Restructuring. The annual budget and operation plan are not expected to change significantly once they are approved. This is the reason for excluding the approval of annual budget and operation plan as a reserved matter during the interim period. Similarly, Item#8 extends to the determination and approval of remuneration package of senior management, which is reasonably expected to happen during the interim period until the completion of the IPO, whereas the hiring or termination of senior management during the short, interim period leading to the IPO are not expected to happen, and therefore are not included in the reserved matters.

Based on the above analysis, the Company determines that these external investors are entitled to significant participating rights during the interim period, and Mr. Wang did not acquire control of the Company as a result of the Restructuring.

The requirement for written consent from 2/3 of these shareholders will be removed upon the consummation of this offering.

July 12, 2021	10

•	In your response to our prior comment 2, you indicate that there are restrictions on Mr. Wang’s ability to make certain decisions prior to the IPO without written consent of the holders of 2/3 of the shares held by certain key external investors. Please tell us who these certain key external investors are, and clarify for us whether these restrictions are permanent and will remain in place after the IPO.

The Company respectfully advises the Staff that such key external investors include Dehui (External Investor 2), Legend (External Investor 3), Ctrip (External Investor 4), and Ikaria (External Investor 5). As described above, the requirement for obtaining written consent from 2/3 of the shares held by these shareholders on the reserved matters will be removed upon the consummation of this offering. As such, the restrictions will not remain in place after the IPO.

•	We understand that your position is that all specific beneficial owners who held ownership interests in Atour Shanghai prior to the restructuring held the exact same number of shares in Atour Lifestyle after the restructuring. Please confirm for us that all shares (including the 73,680,917 class B shares issued to Mr. Wang through his beneficial ownership of Sea Pearl Holding Limited) were issued as part of the restructuring. To the extent any shares were issued after the restructuring, explain to us how that is consistent with your position that all specific beneficial owners of Atour Shanghai have the same number of shares in Atour Lifestyle after the restructuring.

The Company respectfully advises the Staff that all shares of Atour Lifestyle were issued as part of the Restructuring and that all specific beneficial owners of Atour Shanghai received the same number of shares in Atour Lifestyle immediately after the restructuring. As described above, the 73,680,917 Class B ordinary shares were issued to Mr. Wang in furtherance of the IPO and special arrangement was put in place to restrict the voting rights of Mr. Wang during the interim period until the effectiveness of the IPO.

•	In your response you mention a group of 13 natural persons that collectively held a total of 15,850,032 shares in Atour Shanghai and Atour Lifestyle before and after the restructuring respectively. Please confirm for us whether each individual shareholder in the 13 member group held the same number of shares both before and after the restructuring.

The Company respectfully advises the Staff that each individual shareholder in this 13 member group beneficially held the exact same number of shares both before and after the Restructuring. Each of these 13 individuals held their equity interests in Atour Shanghai through Management SPVs 3 – 4 prior to the Restructuring and holds the same number of ordinary shares in Atour Lifestyle through Xing Duo Technology Investment Limited, Vsixty Limited, Every Fair Limited, Rui Duo Investment Limited, Fortune River Limited and East Way Holding Limited.

July 12, 2021	11

•	Please provide us with a detailed discussion of all pre-IPO activities conducted by Atour Lifestyle Holdings, tell us whether you believe these activities were substantive and provide us with the basis for your conclusions.

The Company respectfully advises the Staff that prior to the Restructuring, Atour Lifestyle was incorporated in 2012 as an investment holding company to hold the equity interest in Atour Shanghai (incorporated in 2013) in anticipation of future capital raising from international investors. In 2017, the offshore structure was abandoned and the equity holders of Atour Lifestyle exchanged their equity interests into the equity interests in Atour Shanghai, for the preparation of initial public offering in Mainland China, which was not materialized. Since then, Atour Lifestyle has no business operation or other substantive activities. The Company concludes that Atour Lifestyle is not a substantive entity.

•	In your response you state that the consolidated financial statements of Atour Lifestyle Holdings have been retrospectively adjusted to reflect the capital structure of the legal parent. You further state that certain other transactions, such as the termination of the preference rights of certain holders, are separate from the restructuring and have therefore not been retroactively reflected in the financial statements of Atour Lifestyle. However, we note that in your response to our prior comment 2 in your response letter dated May 13, 2021 you stated that the financial statements of Atour Lifestyle will not represent the capital structure of the Company after the restructuring because of these transactions. Further, in footnote 19 on page F-45 you describe the termination of the preference rights of the A, B and C shares as being pursuant to the reorganization framework. Finally, our understanding is that all shares of Atour Shanghai were surrendered as part of the restructuring, and that new class A shares (or class B shares) of Atour Lifestyle were issued to existing Atour Shanghai shareholders such that each shareholder had the same number of shares post restructuring as pre restructuring. If that is the case, we remain unclear as to how the class A, B and C shares of Atour Shanghai survive the restructuring. Please reconcile these apparent inconsistent statements and revise your disclosure as necessary.

In response to the Staff’s comments, the Company has revised the relevant disclosures in the Registration Statements. The Company further advises the Staff that the actual and/or perceived inconsistent statements are due, in part, to the Company’s determination that the Restructuring, for accounting purposes, should exclude the other transactions described in the introductory paragraphs of this response. For example, while the Restructuring (as defined and described in this response letter) in and of itself did not change the capital structure of the Company, the termination of the preference rights of certain shareholders did result a change from the reclassification of the relevant amounts recorded in mezzanine equity to permanent equity on April 8, 2021, which occurred prior to the completion of all Restructuring steps in May 2021. The Series A, B and C shares held by certain shareholders of Atour Shanghai were legally surrendered to Atour Lifestyle in exchange for the Class A shares issued by Atour Lifestyle on a one-to-one basis through the multiple steps of the Restructuring as described above. While all of these shareholders received Class A shares of Atour Lifestyle, their respective economic interests and rights as equity holders, including any preference rights where applicable, continued to survive after the surrender of their Atour Shanghai equity holdings. The termination of the preference rights, as described above, was a separate event which was the direct result of the commercial decision made by the shareholders.

July 12, 2021	12

•	In addition to the above, we remain unclear how your financial statements reflect all the changes to the capital structure caused by the restructuring. For example, we do not see how you have reflected the 73,680,917 class B shares issued to Mr. Wang on the face of the balance sheet or in the notes thereto.

In response to the Staff’s comments, the Company has revised the financial statements to reflect all relevant changes to the capital structure caused by the Restructuring.

In addition to the Restructuring, the Company also effected the following separate equity transactions after March 2021 which are not considered a part of the Restructuring for accounting purposes. The effects of these transactions are presented and reflected prospectively, from the respective dates of the transactions:

(1) Termination of the preference rights of certain shareholders in April 2021

(2) Share repurchase in May 2021

(3) Distribution to shareholders in May 2021

The Company has presented the unaudited balance sheet as of March 31, 2021 to illustrate the effects of the three distinct equity transactions, all of which were not considered an integral part of the Restructuring.

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If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Rui Zhao, Chief Financial Officer Atour Lifestyle Holdings Limited Allen Wang, Esq. Latham & Watkins LLP Kevin Huang Linda Gu KPMG Huazhen LLP

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